

Mail Stop 3233

May 8, 2018

<u>Via E-mail</u>

La Quinta Holdings Inc.
Mark M. Chloupek
Executive Vice President, Secretary and General Counsel
909 Hidden Ridge, Suite 600
Irving, Texas 75038

> **Re:** **La Quinta Holdings Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 1-36412**
>
> **La Quinta Holdings Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 1-36412**

Dear Mr. Chloupek:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate &
  Commodities